United States securities and exchange commission logo





                              July 6, 2023

       Victor Nkansa
       Chief Financial Officer
       Xtra-Gold Resources Corp.
       Monte Carlo #7
       Paradise Island
       Nassau, Bahamas

                                                        Re: Xtra-Gold Resources
Corp.
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 333-139037

       Dear Victor Nkansa:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2022

       Updated Mineral Resource Estimate, page 26

   1. We note you have provided a cut-off grade estimate with your resource disclosure. Please modify your filing to
provide all the necessary parameters to prepare this calculation, such as the gold price used,
metallurgical recovery, operating costs (Mining, Processing, and
                                                        G&A) and discuss the
calculation methodology in your text. See Item 1304 (f)(1) of
                                                        Regulation S-K. In
addition, your statement your resources have reasonable expectations of eventual economic
extraction does not conform to the S-K 1300 definition of the cut-
                                                        off grade. Please
revise.
       Item 16F. Changes in Registrants Certifying Accountant, page 83

   2. We note that you changed your auditors from Harbourside CPA to BF Borgers CPA PC during the financial
year ended 2022 and changed from RBSM LLP to Harbourside CPA
 Victor Nkansa
FirstName   LastNameVictor
Xtra-Gold Resources  Corp. Nkansa
Comapany
July 6, 2023NameXtra-Gold Resources Corp.
July 6,2 2023 Page 2
Page
FirstName LastName
         during the financial year ended 2021. Please amend your filing to provide the applicable disclosures required by Item 16F of Form 20-F.
Exhibit 1.5
Mineralization and Deposits, page E-55

3. Please have your QP modify your filing and provide a geologic cross section of the local geology as required by Item 601(B)(96)(iii)(b)(6)(iii) of Regulation
S-K.
Sample Preparation and Analytical Method, page E-122

4.       Please have your QP modify your filing and provide your QP   s opinion
as to adequacy of
         your sample preparation, security, and analytical procedures. See Item 601(B)(96)(iii)(b)(8)(iv) of Regulation S-K.
Mineral Processing and Metallurgical Testing, page E-128

5.       Please have your QP modify your filing and provide your QP   s opinion
on the adequacy
         of the metallurgical data, and test work with a statement of recoveries related to your salable products. See Item 601(b)(iii)(B)(10)(iv) and (v) of Regulation S-K.
Reasonable Prospects for Eventual Extraction, page E-149

6. We note you have provided a cut-off grade estimate with your resource disclosure, but are unable to verify this estimate with the information provided. Please have your QP modify your filing and discuss the cut-off grade calculation methodology in your report. See Item
         601(b)(iii)(B)(11) of Regulation S-K. In addition, your statement your resources have reasonable prospects for eventual economic extraction does not conform to the S-K 1300 definition of the cut-off grade. Please revise.
Mineral Resource Reporting, page E-155

7.       Please have your QP modify your filing and provide your QP   s opinion
on whether all
         issues regarding relevant factors that influence the prospects of economic extraction can be resolved with further work as required by Item
601(b)(96)(iii)(B)(11)(vii) of
         Regulation S-K.
Exhibit 99.1 Annual Financial Statements for the year ended December 31, 2022 Report of Independent Registered Public Accounting Firm, page 1

8. Please amend your filing to include an audit report for the last three financial years ended
         December 31, 2022. Refer to Item 8.A.2. of Form 20-F and the related instructions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Victor Nkansa
Xtra-Gold Resources Corp.
July 6, 2023
Page 3

        You may contact Brian McAllister at (202) 551-3341 or Shannon Buskirk at (202) 551-
3717 if you have questions regarding comments on the financial statements and related matters.
For questions regarding comments on engineering matters, you may contact Ken Schuler,
Mining Engineer, at (202) 551-3718.



FirstName LastNameVictor Nkansa                            Sincerely,
Comapany NameXtra-Gold Resources Corp.
                                                           Division of
Corporation Finance
July 6, 2023 Page 3                                        Office of Energy &
Transportation
FirstName LastName